[ERex Letterhead]



                                February 6, 2002


Via  Edgar
----------


Ms.  Courtney  Schuster
Mr.  Steven  C.  Duvall
U.S.  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
450  Fifth  Street,  N.W.
Mail  Stop  4-4
Washington,  D.C.  20549-0404

     RE:     E-REX,  INC.  (THE  "COMPANY")
     REGISTRATION  STATEMENT  ON  FORM  SB-2
     FILE  NO.:  333-72588

Ladies  and  Gentlemen:

     Pursuant to your telephone conversation with our legal counsel today, and as a result of the substantive nature of certain of your comments, the Company has elected to withdraw its Registration Statement on Form SB-2 until further notice.

     Thank  you  for  your  time  and  attention  to  this  matter.


                                  Very  truly  yours,

                                  /s/ Carl E. Dilley
                                  _____________________
                                  Carl  E.  Dilley
                                  President